September 9, 2024

Jeffrey D. Miller
Executive Vice President and Chief Financial Officer
Donegal Group Inc.
1195 River Road
Marietta, PA 17547

        Re: Donegal Group Inc.
            Registration Statement on Form S-3
            Filed August 30, 2024
            File No. 333-281858
Dear Jeffrey D. Miller:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Stickel at 202-551-3324 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance